ALL-DAY MEXICAN

Comala

411 Lewis Ave. Brooklyn. NY







Comala

Mexican Grocery Store



411 LEWIS AVE. BROOKLYN. NY

Comala

Café de Colombia



TABLE OF CONTENTS

Executive Summary

Comala will be a family-run specialty Mexican grocery store located in the historic district of Bed Stuy, Brooklyn.

Customers will have the opportunity to buy simple Mexican delicacies such as molletes, enfrijoladas, chilaquiles, and tortas as well as artisanal handmade tortillas.

Comala will offer stellar coffee directly from our family independent farm in the mountains of Colombia.

We will offer a seasonal menu thus providing the freshest ingredients, serving homemade Mexican food from 7am to 6pm

Why is Comala a good idea?

1 The majority of coffee shops in the area provide limited food options: pastries, bagels, and sandwiches. *Comala* will offer an alternative to the rule by bringing homemade Mexican take out items and 100% arabica Colombian coffee.

2 Farm-sourced Colombian coffee grown by independent farmers in the 'Eje Cafetero', a UNESCO World Heritage Site known for producing the best coffee in the world.

3 High-quality food at affordable prices. Food doesn't need to be expensive to be good. We offer food with fresh non-processed ingredients and vegan options at fair prices in a hip over the counter service concept.

4 While Mexican food is internationally recognized (UNESCO has put it in the list of Intangible Cultural Heritage) in New York it's difficult to find authentic Mexican food at a reasonable price. In the historic Bed-Stuy area there are only two Mexican fast-food restaurants that lack the quality and concept of what *Comala* aims to offer.



Concept

The best of two worlds: Mexican food and Colombian coffee in a colorful fast-casual environment in the hip Bed-Stuy area.

We will offer Mexican products that are currently not available in the neighborhood appealing to a mass market.

Our aim is to be the go-to grocery specialty store. A place that sells freshly handmade artisanal Mexican heirloom corn tortillas, among other specialty items.



A specialty food store celebrating artisanal mexican products.



DELICATESSEN

PANADERÍA

PASTELERÍA

VINOS

CONSERVAS

ABARROTES

CAFÉ & TÉ

Handmade Heirloom Corn tortillas







Classical Mexican food staples

Tortas



Tlayudas



Classical Mexican food staples

Tostadas



Frijoles de olla





DESIGNED IN A HIP SETTING



FOR TAKE OUT AND DELIVERY

Mission Statement

At Comala we strive to offer the highest-quality Mexican food and 100% farm-sourced arabica Colombian coffee at affordable prices.

Comala aims to be a must-go mexican store celebrated and recognized by locals and visitors alike.

Short and long-term goals

- In our first year our goal is to recover the initial investment and build a loyal customer base of 100+ regular clients. After the first year, we plan to expand our services by selling our coffee to other businesses in the city.

- Comala will sell inside the store and online, imported artisanal mezcal, craft beer as well as organic wines from small producers.

- Additionally, we aim to begin an e-commerce revenue stream by selling homemade products such as sauces, oils, and home goods products such as pottery, linens and cutlery.

- In the third year we plan to expand the brand by developing sister cafes, restaurants and bars in different parts of Bed-Stuy.

- We will seek strategic partnerships to create Mexican artisanal desserts (homemade ice cream, baked goods) as well as packaged goods and home decor items directly sourced from Mexican artisans.





Menu Services

Menu items will consist of traditional Mexican homemade items that are delicious and unpretentious at affordable prices.

DESAYUNO

FRESHLY HANDMADE TORTILLAS 10 for $5

TAMALES $7
frijoles de olla, salsa verde or roja
chicken | roasted poblano peppers | pork

TACO DE HUEVO $7
chorizo | chicken | pork + $2
farm egg, frijol de olla, tomato, queso fresco, chile serrano

QUESADILLAS $9
two quesadillas, frijoles de olla, salsa verde or roja
mushrooms | roasted poblano peppers| squash blossom

CHIA PUDDING $8
chia, vanilla bean, cinnamon, nuts, fresh fruit + honey

ENFRIJOLADAS $11
chorizo | chicken | egg | pork | avocado + $4
Soft corn tortilla in bean sauce, queso fresco, onion

MOLLETES $11
chorizo | avocado + $2
french baguette, refried beans, cheese, pico de gallo

HUEVO RANCHERO $12
fried egg, corn tortilla, salsa roja or verde, frijoles de olla

HUEVO REVUELTO $12
Chorizo | A la Mexicana
scrambled eggs, frijoles de olla

COMIDA | CENA

TAMALES
frijoles de olla, salsa verde or roja

roasted poblano peppers (v)	$6
chicken	$7
pork	$8

TACOS

nopal (v)	$4
huevo (v)	$5
cochinita	$5
barbacoa	$5
pescado	$6

QUESADILLAS
two quesadillas, frijoles de olla, salsa verde or roja

mushrooms	(v)	$9
roasted poblano peppers	(v)	$9
squash blossom	(v)	$10

MOLLETES

regular (v)	$10
chorizo	$12

TOSTADAS
fried tortilla, queso fresco, cilantro, salsa verde or roja.

frijol (vg)	$8
tinga	$9
atún	$10

TORTAS

milanesa de pollo	$12
milanesa de pescado	$13
cochinita	$14

ENFRIJOLADAS

egg	$10
chicken	$12
pork	$13
chorizo	$13

ADD ONS +

avocado	$2
chicken	$1.5
pork	$2.5

COFFEE BAR

COFFEE

drip coffee | 2.5

espresso | 3

americano | 3.50

macchiato | 4

cortado | 3.5

flat white | 4

cappuccino | 4

latte | 4.5

iced latte | 5

Mexican hot chocolate | 4.5

cold brew | 4.5

add almond milk | 0.5

add oat milk | 0.5

HERBAL TEA

ashram afternoon | 4

asam basil lemongrass | 4

BLACK TEA

bellocq breakfast | 4

earl grey | 4

CHAI

iced chai latte | 5

TURMERIC CHAI

turmeric chai latte | 5

MATCHA

matcha latte | 5

AGUAS FRESCAS

seasonally

grapefruit, ginger | 5



Comala will source all its coffee from our family farms in 'El Eje Cafetero', an area in Colombia known for producing the best coffee in the world.



Del Sur
x
Comala



Location


Saragina's
Halsey St
Besos
Macon St
Macon St
MacDonough St
MacDonough St
Peaches
Saint Philips
Episcopal Church
Junior High
School 35
Decatur St
Mount Lebanon
Baptist Church
Temple

We are negotiating a commercial space on the corner of Decatur St and Lewis Ave.

This is a prime location with heavy foot traffic during both day and night.

There is a bus stop on the opposite corner, citi bike docking station across the street and it's 5 minutes away from the nearest subway station.

It is located in the opposite corner of Peaches, a Brooklyn favorite with five different locations; two blocks away from the popular Italian bakery Saraghina and Bar Lunático.

Graphic Design

Lucía Cantú

Comala, LLC





Solberg Hansen
Coffee roaster
LA PROVIDENCIA
GUATEMALA
S
H
18
79
1879
MBIRIZI
SOLBERG
HANSEN















ROCCA delle
TRE CONTRADE
SICILY
Prepared with natural ingredients, only vegetable oils, lye, pearl ash, salt and water.
HANDSOAP





Johaug
johaug
knitted.mittens

Ose.
Water
Ose.
water
STILL
A taste
of pure
Nordic
living.

Bed-Stuy
Economic Snapshot

73%

Increment of businesses since 2000. The 4th fastest rate of growth in New York.

34%

Population growth from 1980-2015. Faster than the citywide rate of growth.

45%

Private sector employment has increased by 45 percent since the end of the recession, exceeding 17,000 jobs in 2016.



In the past 15 years, Bedford-Stuyvesant's economy has grown much faster than the city's economy as a whole. The neighborhood now has more than 1,900 businesses and its employment has reached a record level. The retail trade and the leisure and hospitality sectors have registered the largest job gains

Target audience

New residents are attracted to the neighborhood's brownstones, relatively low housing costs and close proximity to Manhattan. With an increase in restaurants, cafés, bars, retail shops and live entertainment, Bedford-Stuyvesant is becoming a popular place to live and work. *

01 | Freelancers that use coffee shops as a place to work from

02 | Commuters going to work and looking for quality breakfast

03 | Commuters coming back from the subway looking for dinner

04 | Local residents looking for food and drinks with friends

05 | Visitors craving Mexican food and drinks





* Source: Office of the New York State Comptroller, Sep 2017 report



Market Trends

Comala is well prepared to provide great service for the increased demand of quality Mexican food. Thanks to celebrated chefs such as Enrique Olvera, and Gabriela Camara, there has been a real awakening and keen interest for Mexican cuisine.

The average consumer dines out 4.9 times per week spending an estimate of $45 dollars per person. According to the Food Institute's analysis of the United States Department of Agriculture millenials spend 44% of their food dollars in dining out .

We are ready to serve the rising popularity of fast-casual dining, offering delicious, homemade Mexican food.

Opportunities


01

Lack of quality Mexican food

The restaurants and cafés that can be considered direct competition don’t offer quality Mexican food or lack the understanding of what is real Mexican food


02

Mexicanism

The popularity of Mexican cuisine has rapidly grown worldwide thanks to award winning restaurants such as Pujol, Cosme, Claro (in New York) and Noma Tulum.


03

Independent Colombian coffee

The coffee offered in all the food establishments in the area are the same brands. We’ll aim to provide independent family run Colombian coffee.

Marketing Positioning

By using a minimalist approach, lively colors, elegant typography, natural light, lots of plants, Comala will stand out as a welcoming space that can easily transitioned from morning to evening without losing its authenticity.

BUDGET

Prices will be competitive to other casual food establishments in the area.

ART

Collaborate with Latinx artists to showcase their work online and at the store.

SOCIAL

Recruit influencers to advertise the brand with their followers.

Promotion:
Pop up events

We have hosted multiple pop ups and catering events thus building a customer base in the community.







Revenue Assumption

Hours of Operation, Capacity & Turns:

Total store capacity: 30 people (this will increase in summer with outside tables)

We will serve breakfast , lunch (brunch) and dinner, from 7am-6pm.

On a regular weekday, this place will bring in 60 covers, total of 0.4 turns during the day.

During the weekends, this number will increase to 100 covers and 0.7 turns (please see "sales by day" excel sheet for more details)

Revenue Assumptions per cover

Sales Assumptions

	Weekday	Weekend
Coffee	$ 5.00	$ 5.00
Breakfast	$ 20.00	$ 20.00
Lunch / Brunch average check	$ 20.00	$ 20.00

View Spreadsheet

Total Estimated Revenue

Average revenue per week: $5.585

Estimated covers per week: 387

Average Cover: $14.43

Total revenue per Month: $21.802

Estimated Revenue by Product

Revenue by Product	WEEKDAY				WEEKEND			
	Breakfast	Lunch/ Brunch	Happy Hour	Dinner	Lunch/ Brunch	Happy Hour	Dinner	
Food	60%	70%	0%	0%	60%	0%	0%	
Beverage	40%	30%	0%	0%	40%	0%	0%	
	100.0%	100.0%	–	–	100.0%	–	–	

Cost Assumptions

Cost of goods

We are estimating a 60% for food 40% for beverage costs.

Cost by Product (% of sales)

	Dinner
Food	60%
Beverage	40%
	—

Comala, LLC

Investment Breakdown

Interior Construction	$5.500
Materials	$3.000
Kitchen Equipment	$4.687
Utensils BOH	$1.170
Coffee Equipment	$12.840
POS	$1.147
Utensils FOH	$2.351,00
working capital	$11.405,00
total investment	$42.100

Cost of Sales

The store will operate with 1 people in mornings (slow times) and up to 2 people during peak hours (dinners and weekends). Total salaries: $8.078

Rent will remain at $2,500 for the first two years, increasing to $2,750 in the third year.

Other Admin expenses including cost of maintenance, décor, kitchen utensils and cleaning products will add to $2.976 per month

Total credit card Fees (80% of transactions 3.1%): $536

Estimated Costs per Month: $19.916

	No. of Employees	Monthly Wage	Total Wages
General Manager (Andres)	1	$ 2.750	$ 3..289
Baristas	2	$ 4..004	$ 4.789
Total Salaries	**3**	$ 6.754	$ 8.078

Revenue & COGS per Month

For sales projections in the first year it is considered that in the first month of opening only 70% of sales will be obtained and will increase until obtaining 100% in month nine which will be $ 22.338. The equilibrium point is obtained in the 7th month.

Ramp-Up

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
	70%	74,00%	78,00%	82,00%	86,00%	90,00%	94,00%	96,00%	100,0%	100,0%	100,0%	100,0%
weeks per month	4	4	4	4	4	4	4	4	4	4	4	4
Sales												
Revenue	**April**	**May**	**June**	**July**	**August**	**September**	**October**	**November**	**December**	**January**	**February**	**March**
Food	$ 13.625	$ 14.403	$ 15.182	$ 15.960	$ 16.739	$ 17.518	$ 18.296	$ 18.685	$ 19.464	$ 19.464	$ 19.464	$ 19.464
Beverage	$ 1.408	$ 1.574	$ 1.749	$ 1.932	$ 2.126	$ 2.328	$ 2.539	$ 2.649	$ 2.874	$ 2.874	$ 2.874	$ 2.874
Hard Licor	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL	$ 15.033	$ 15.977	$ 16.930	$ 17.893	$ 18.865	$ 19.846	$ 20.836	$ 21.334	$ 22.338	$ 22.338	$ 22.338	$ 22.338
Daily Sales	$ 537	$ 571	$ 605	$ 639	$ 674	$ 709	$ 744	$ 762	$ 798	$ 798	$ 798	$ 798
Cost of Sales												
COGS	**April**	**May**	**June**	**July**	**August**	**September**	**October**	**November**	**December**	**January**	**February**	**March**
Food	$ 4.360	$ 4.609	$ 4.858	$ 5.107	$ 5.356	$ 5.606	$ 5.855	$ 5.979	$ 6.228	$ 6.228	$ 6.228	$ 6.228
Beverage	$ 282	$ 315	$ 350	$ 386	$ 425	$ 466	$ 508	$ 530	$ 575	$ 575	$ 575	$ 575
TOTAL	$ 4.642	$ 4.924	$ 5.208	$ 5.494	$ 5.782	$ 6.071	$ 6.363	$ 6.509	$ 6.803	$ 6.803	$ 6.803	$ 6.803
Fixed Cost	**April**	**May**	**June**	**July**	**August**	**September**	**October**	**November**	**December**	**January**	**February**	**March**
Payroll	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078	$ 8.078
Rent	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500	$ 2.500
Op Cost	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976	$ 2.976
Financial cost	$ 361	$ 383	$ 406	$ 429	$ 453	$ 476	$ 500	$ 512	$ 536	$ 536	$ 536	$ 536
TOTAL	$ 13.914	$ 13.937	$ 13.960	$ 13.983	$ 14.006	$ 14.030	$ 14.053	$ 14.065	$ 14.089	$ 14.089	$ 14.089	$ 14.089
EBIT	**($3.523)**	**($2.883)**	**($2.237)**	**($1.584)**	**($923)**	**($255)**	**$420**	**$760**	**$1.445**	**$1.445**	**$ 1.445**	**$ 1.445**

Sales evolution in the first year

This graph represents the evolution of sales in the first year of operation starting at 70% of estimated sales up to 100% at the end of the year. The graph and the explanatory table are presented

Mes	Ventas	% Ventas
April	$ 14.672	70,0%
May	$ 15.594	74,0%
June	$ 16.524	78,0%
July	$ 17.464	82,0%
August	$ 18.412	86,0%
Sept.	$ 19.369	90,0%
October	$ 20.336	94,0%
Nov.	$ 20.822	96,0%
Dec.	$ 21.802	100,0%



Ventas el 1er año

Summary of the project in figures

investment $ (41.405)	Sales	EBIT	Accumulative Distributions (70%)	Accumulative Inversions (30%)
year1	$ 230.400	$ 6.960	$ 4.872	$ 2.088
year2	$ 287.785	$ 30.288	21.201	9.086
year3	$ 287.785	$ 23.330	16.331	6.999
year4	$ 316.563	$ 37.888	26.522	11.366
year5	$ 316.563	$ 27.586	19.311	8.276
year6	$ 348.220	$ 43.615	30.530	13.084
year7	$ 348.220	$ 37.602	26.321	11.280
year8	$ 348.220	$ 31.356	21.949	9.407
year9	$ 380.140	$ 47.070	32.949	14.121
year10	$ 383.042	$ 42.633	29.843	12.790


Confidential
Comala, LLC
Damn fine coffee...

We are currently seeking **$50.000** in startup funding.

These funds will be used to design the interior space, purchase kitchen and coffee equipment, and for initial operating expenses.



Team

Comala will be a family run restaurant.

Daily operations such as front of the house, back of the house, inventory, client relations, as well as overseeing budgeting, finances and capital growth.

Sofia will be in charge of social media channels and e-commerce.

Juan will be the head cook, in charge of preparing daily items as well as kitchen inventory and ordering.



CEO

Andrés Valencia



Sofía Cerda Campero



Juan Gutierrez

Comala, LLC



Andrés Valencia

CEO & CREATIVE DIRECTOR

Andrés is a designer with over 11 years of restaurant experience. Andrés co-owned and operated Bombay Talkie, a successful restaurant in Chelsea, New York , an eclectic and modern take on indian street food, which operated from 2005 to 2013 and appeared on multiple publications and receiving praise from critics and customers alike.





Confidential Comala, LLC

Sofia Cerda Campero

CO-OWNER & COMMUNITY MANAGER

Sofía is a Mexican -American journalist and translator based in Brooklyn. Her work has been published in The New York Times, The Daily Beast, NBC, Telemundo and Nexos, a leading political magazine in Mexico.

Among topics, she has focused on investigating food and culture in the Latinx diaspora. At the moment, she is writing a memoir about mole and Mexican identity.







Juan Gutierrez

COOK

Juan is a Mexican cook born and raised in Puebla, one of the states with greatest culinary heritage.

For over seven years he has been working in New York kitchens. For last four years he has been working with the S.A Hospitality Group, the parent company of celebrated restaurants St Ambroeus, and Casa Lever.









¡Gracias!